UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 10, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL - Progress in the Acquisition of Kitov Pharmaceuticals Ltd.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. as published on the Tel-Aviv Securities Stock Exchange Ltd.

Herzliya, Israel – September 10, 2012 – Following the immediate reports submitted by the Company on April 15, 2012 and on June 19, 2012 regarding the agreement, pursuant to which the Company will acquire the entire issued and outstanding share capital of Kitov Pharmaceuticals Ltd., a company which is engaged in the research and development of combination drugs (hereinafter respectively: "Kitov" and the "Agreement"), the Company hereby announces that on September 9, 2012, the board of directors of the Company and the board of directors of Kitov approved an update to the terms of the agreement, and subsequently thereto, the Company, Kitov and Kitov’s shareholders have signed an updated agreement, the principal elements of which are detailed below:

1.	In exchange for receiving 100% of Kitov's issued and outstanding share capital, the Company shall transfer to Kitov’s shareholders the following payments: (1) a cash payment of $140 thousand; (2) an issuance of 8,709,052 ordinary shares of the Company; (3) an issuance of 218,728 warrants for the purchase of 218,728 shares of the Company; (4) an issuance of 612,800 special warrants for the purchase of 612,800 shares of the Company (hereinafter: the "special warrants") (all the securities of the Company to be issued pursuant to Items 2-4 above will comprise approximately 4% of the Company's issued and outstanding share capital immediately following the aforesaid issuance), and (5) certain additional payments to be made upon fulfillment of milestones that are dependent on the progress in the development of Kitov’s drugs, which, jointly, comprise, in the aggregate, an amount of approximately $ 61 million (hereinafter: the "Milestone Payments"); provided that the Company has the exclusive right at any time to convert any Milestone Payment payable to the Kitov’s shareholders into shares of the Company, which will constitute in the aggregate, up to approximately 38.5% of the Company's issued and outstanding share capital immediately upon consummation of the transaction. The Milestone Payments will be in force for five years from the date of the Closing of the aforesaid transaction.

2.	Immediately upon the Closing of the transaction, Dr. Paul Waymack and an additional representative on behalf of Kitov shall be appointed as directors of the Company, and the Company’s board of directors shall recommend that Dr. Paul Waymack be appointed to serve as the chairman of the Company's board of directors. Furthermore, Dr. Waymack shall enter into an agreement with the Company to provide services, including responsibility for the clinical and regulatory development of all of the Company's products.

3.	In the event that the Company completes a fundraising for an amount in excess of $4 million during a period of up to 18 months from the date of the Closing of this transaction, the Company will pay Kitov's shareholders an amount equal to $160 thousand and the special warrants will expire. If the Company does not complete the aforesaid fundraising, Kitov's shareholders will be entitled to exercise the special warrants, and the Company will not be obligated for the payment of the amount of $160 thousand, as detailed above.

4.	If by (i) November 23, 2012, (ii) any other later date if extended by mutual agreement of the parties, or (iii) a later date extended due to the timelines of the Israeli Tax Authority in relation to the grant of the pre-ruling required for the transaction, the Closing conditions for the transaction have not been completed, each of the parties will have the right to terminate the agreement without the other party having a claim against the terminating party.

Following the consummation of the required conditions and evaluations, as well as compliance with several additional conditions, it is the Company’s intention to publish an immediate report for the purpose of consummating the material private placement, in accordance with the Israeli Securities Regulations (Private Placement of the Securities of a Listed Company), 2000.

The Company will update its disclosure regarding the agreement in the event of a material development through an immediate report.

Respectfully,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals, Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO for the treatment of multiple myeloma blood cancer was granted an orphan drug designation from the FDA. rHuEPO, has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL is a public company traded on the Tel Aviv Stock Exchange (TASE: XTL) and its ADRs are quoted in the US on the Pink Sheets (OTC: XTLBY).

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 10, 2012	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer

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